UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Agritech Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $0.00005 per share

(Title of Class of Securities)

988924205

(CUSIP Number of Class of Securities)

Morris Garfinkle

Jonathan Kahn

c/o Agritech Worldwide, Inc.

1011 Campus Drive

Mundelein, Illinois 60060

(847) 549-6028

Garfinkle Revocable Trust

13783 E. Gail Rd.

Scottsdale, AZ 85259

(202) 359-2107

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 988924205	SCHEDULE 13D	Page 2 of 10

1.	NAME OF REPORTING PERSON: Morris Garfinkle
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,684,233
	8.	SHARED VOTING POWER 628,652
	9.	SOLE DISPOSITIVE POWER 8,684,233
	10.	SHARED DISPOSITIVE POWER 628,652
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,312,885
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 988924205	SCHEDULE 13D	Page 3 of 10

1.	NAME OF REPORTING PERSON: Garfinkle Revocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 628,652
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 628,652
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,652
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 988924205	SCHEDULE 13D	Page 4 of 10

1.	NAME OF REPORTING PERSON: Jonathan Kahn
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,783,663
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,783,663
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,783,663
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.009%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D (“Statement”) relates to shares of Common Stock (as defined below). The principal executive offices of Agritech Worldwide, Inc., a Nevada corporation (the “Company”), are located at 1011 Campus Drive, Mundelein, Illinois 60060. This Statement also constitutes an amendment to each of the following (as and to the extent applicable): (i) the Statement of Beneficial Ownership on Schedule 13D filed by Mr. Garfinkle (as defined below) with the Securities and Exchange Commission (“SEC”) on June 30, 2016 (the “Prior Garfinkle 13D”) and (ii) the Statement of Beneficial Ownership on Schedule 13D filed by Mr. Kahn (as defined below) with the SEC on May 27, 2016 (the “Prior Kahn 13D” and collectively with the Prior Garfinkle 13D, the “Prior 13D Filings”)). “Common Stock” means shares of common stock, par value $0.00005 per share, of the Company. The Reporting Persons intend to file jointly until such time as they cease to be deemed a “group” (as such term is defined under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder by the SEC).

ITEM 2.	IDENTITY AND BACKGROUND

(a)    The persons filing this Statement are Morris Garfinkle, (“Mr. Garfinkle”), the Garfinkle Revocable Trust (the “Revocable Trust”) and Jonathan Kahn (“Mr. Kahn”) (collectively, the “Reporting Persons”).

This Statement also relates to debt instruments of the Company held by (i) Mr. Kahn, (ii) Mr. Garfinkle, (iii) the Revocable Trust and (iv) GKS Funding LLC, a limited liability company controlled and equally owned by Mr. Kahn and Mr. Garfinkle (“GKS Funding”).

Mr. Garfinkle serves as a co-trustee of the Revocable Trust. Mr. Garfinkle, in his capacity as co-trustee, and the other co-trustee each exercises voting and investment power over the shares of Common Stock held for the account of the Revocable Trust.

(b)    The business address of each of Mr. Garfinkle and Mr. Kahn is c/o Agritech Worldwide, Inc., 1011 Campus Drive, Mundelein, Illinois 60060. The business address of the Revocable Trust is 13783 E. Gail Rd., Scottsdale, AZ 85259.

(c)    Mr. Kahn’s principal occupation is serving as the Chief Executive Officer of the Company. The business address of the Company is 1011 Campus Drive, Mundelein, Illinois 60060. The Company is an agritech company that owns existing, and seeks to develop new, products and processes that convert generally available agricultural by-products into multi-functional all-natural ingredients that can be used in food manufacturing and other industries.

The principal occupation of Mr. Garfinkle is serving as the Founder, Chairman and CEO of Tailwind Consultants, LLC (“Tailwind”), which is a privately-owned consulting company. The business address of Tailwind is 13783 E. Gail Rd., Scottsdale, AZ 85259.

The Revocable Trust is a private revocable trust created by Mr. Garfinkle and his wife for estate planning purposes. The business address of the Revocable Trust is 13783 E. Gail Rd., Scottsdale, AZ 85259.

(d)    None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Each of Mr. Garfinkle and Mr. Kahn is a citizen of the United States of America. The Revocable Trust is trust governed by the laws of Arizona.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No funds were used by Mr. Kahn in acquiring the 900,000 shares of Common Stock reported herein in Item 4 in exchange for the warrants of the Company held by Mr. Kahn or the 415,732 shares of Common Stock described in clause (z) of Item 5(a)(i). $249,000 was contributed by Mr. Kahn from his personal funds to GKS Funding and was used by GKS Funding to acquire $249,000 of the Note described in Item 4 below.

No funds were used by Mr. Garfinkle in acquiring the 5,563,574 shares of Common Stock reported herein in Item 4 in exchange for the warrants of the Company held by Mr. Garfinkle. $249,000 was contributed by Mr. Garfinkle from his personal funds to GKS Funding and was used by GKS Funding to acquire $249,000 of the Note described in Item 4 below.

No funds were used by the Revocable Trust in acquiring the 459,449 shares of Common Stock reported herein in Item 4 in exchange for the warrants of the Company held by the Revocable Trust.

ITEM 4.	PURPOSE OF TRANSACTION

In late November 2016, Mr. Kahn and Mr. Garfinkle began having discussions regarding potential alternatives with respect to the Company’s ongoing debt and equity financing needs, which ultimately culminated in the Loan Agreement (as defined below) and the Term Sheet (as defined below).

On December 12, 2016, Mr. Kahn entered into an Exchange Agreement with the Company pursuant to which Mr. Kahn exchanged warrants to purchase 900,000 shares of Common Stock for 900,000 shares of Common Stock. Following such exchange, Mr. Kahn ceased to hold any warrants issued by the Company.

On December 12, 2016, Mr. Garfinkle entered into an Exchange Agreement with the Company pursuant to which Mr. Garfinkle exchanged warrants to purchase 5,563,574 shares of Common Stock for 5,563,574 shares of Common Stock. Following such exchange, Mr. Garfinkle ceased to hold any warrants issued by the Company.

On December 12, 2016, the Revocable Trust entered into an Exchange Agreement with the Company pursuant to which the Revocable Trust exchanged warrants to purchase 459,449 shares of Common Stock for 459,449 shares of Common Stock. Following such exchange, the Revocable Trust ceased to hold any warrants issued by the Company.

The foregoing description is qualified in its entirety by reference to the Exchange Agreement, which was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 14, 2016 (the “December 8-K Filing”), and is hereby incorporated herein by reference.

As disclosed by the Company on Current Report on Form 8-K filed with the SEC on February 6, 2017 (the “February 8-K Filing”), the Company entered into a loan and security agreement (the “Loan Agreement”) with various lenders (which included GKS Funding) and issued a note in connection therewith in the original principal amount of $996,000 (the “Note”). The Note accrues interest at a rate per annum equal to the prime rate plus 18.9%. Interest is payable monthly and the principal is payable on the maturity date of the Note, which is 2.5 years from the issuance date. Such loan is secured by all of the assets of the Company. The Loan Agreement contains certain covenants regarding financial reporting, limits on the Company’s incurrence of indebtedness, permitted investments, encumbrances, restricted payments and mergers and acquisitions.

The Loan Agreement also includes customary events of default, including non-payment by the Company of the monthly interest payments and the payment of penalties upon such late payments. A portion of the proceeds of such loan were used by the Company to exercise its purchase option under its Equipment Lease Agreement with Fordham Capital Partners, LLC that it entered into on July 17, 2015. The remaining proceeds of such loan are intended to be utilized by the Company for working capital purposes.

As a condition to the Loan Agreement, two directors of the Company that held senior secured debt of the Company entered into a subordination agreement with the Company and the administrative agent for the lenders (the “Subordination Agreement”).

The Term Sheet (as defined below) contemplates that the Note (which is 50% indirectly held by Mr. Kahn and Mr. Garfinkle as described above through GKS Funding) would be exchanged on a dollar-for-dollar basis for the newly-created preferred stock described in the Term Sheet.

The foregoing descriptions of the of the Loan Agreement, the Note and the Subordination Agreement are qualified in their entirety by reference to the Loan Agreement, the Note and the Subordination Agreement, which were filed as Exhibits 10.1, 10.2 and 10.3 to the February 8-K Filing and are hereby incorporated herein by reference.

Following the close of business on February 17, 2017, the Reporting Persons delivered a Term Sheet for Proposed Convertible Preferred Financing, which is attached hereto as Exhibit A (the “Term Sheet”), to the Company relating to the potential acquisition of shares of a newly-created series of preferred stock of the Company. As proposed, such newly-created preferred stock would be convertible into approximately 75% of the Company (on a fully-diluted basis) and would be entitled, as a class, to designate 3 of the 5 directors of the Company.

The foregoing description of the Term Sheet is qualified in its entirety by reference to the Term Sheet, which is attached hereto as Exhibit A, and is hereby incorporated herein by reference.

Each Reporting Person expects to evaluate on an ongoing basis the Company’s financial condition and prospects and its interest in, and intentions with respect to, the Company and their investment in the securities of the Company, which review may be based on various factors (including, without limitation, the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Company’s capital stock, the conditions of the securities markets in general and those for the Company’s securities in particular), as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase their investment in securities of the Company or dispose of all or a portion of the securities of the Company that such Reporting Persons now owns or may hereafter acquires. In addition, the Reporting Persons may engage in discussions with other members of management and other members of the board of directors of the Company regarding the Company (including, but not limited to, the Company’s business and financial condition, results of operations and prospects). The Reporting Persons may take positions with respect to and seek to influence the Company regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. The Reporting Persons also reserve the right, in each case subject to applicable law, to (i) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and (ii) consider participating in a business combination transaction that would result in an acquisition of all of the outstanding Common Stock.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

154,976,459 shares of Common Stock were issued and outstanding as of February 17, 2017.

(a)

(i)    As of the close of business on February 17, 2017, Mr. Kahn may have been deemed to have beneficial ownership of 7,783,663 shares of Common Stock, consisting of (x) 6,467,931 shares of Common Stock held by Mr. Kahn, (y) the 900,000 shares of Common Stock issued to Mr. Kahn in exchange for Mr. Kahn’s warrants as described above in Item 4 and (z) 415,732 shares of Common Stock that were required to be issued to Mr. Kahn prior to the date hereof pursuant to Section 3(c)(iv) of the Kahn Employment Agreement (as defined in the Prior Kahn 13D), and all such 7,783,663 shares of Common Stock represented beneficial ownership of approximately 5.009% of the Common Stock.

(ii)    As of the close of business on February 17, 2017, Mr. Garfinkle may have been deemed to have beneficial ownership of 9,312,885 shares of Common Stock, consisting of (i) 3,024,608 shares of Common Stock held by Mr. Garfinkle, (ii) the 5,563,574 shares of Common Stock issued to Mr. Garfinkle in exchange for warrants held by Mr. Garfinkle as described above in Item 4, (iii) the 459,449 shares of Common Stock issued to the Revocable Trust in exchange for warrants held by the Revocable Trust as described above in Item 4, (iv) 96,051 shares of Common Stock issuable upon conversion of 5,210 shares of Series B Preferred Stock of the Company held by Mr. Garfinkle as described in the Prior Garfinkle 13D, (v) 89,858 shares of Common Stock issuable upon conversion of 4,874 shares of Series B Preferred Stock of the Company held by the Revocable Trust as described in the Prior Garfinkle 13D and (vi) 79,345 shares of Common Stock issuable upon conversion of a convertible note held by the Revocable Trust that was described in the Prior Garfinkle 13D,1 and all such 9,312,885 shares of Common Stock represented beneficial ownership of approximately 6.0% of the Common Stock. The foregoing excludes 1,006,711 shares of Common Stock issuable upon exercise of options that were issued to Mr. Garfinkle because such options are not exercisable until they fully vest on May 17, 2017.

(iii)    As of the close of business on February 17, 2017, the Revocable Trust may have been deemed to have beneficial ownership of 628,652 shares of Common Stock, consisting of (i) the 459,449 shares of Common Stock issued to the Revocable Trust in exchange for warrants held by the Revocable Trust as described above in Item 4, (ii) 89,858 shares of Common Stock issuable upon conversion of 4,874 shares of Series B Preferred Stock of the Company held by the Revocable Trust as described in the Prior Garfinkle 13D and (iii) 79,345 shares of Common Stock issuable upon conversion of a convertible note held by the Revocable Trust that was described in the Prior Garfinkle 13D, and all such 628,652 shares of Common Stock represented beneficial ownership of approximately 0.4% of the Common Stock.

(b)

(i)    As of the close of business on February 17, 2017, Mr. Kahn may have been deemed to have the sole power to vote and direct the disposition of 7,783,663 shares of Common Stock, consisting of (x) 6,467,931 shares of Common Stock held by Mr. Kahn, (y) the 900,000 shares of Common Stock issued to Mr. Kahn in exchange for Mr. Kahn’s warrants as described above in Item 4 and (z) 415,732 shares of Common Stock that were required to be issued to Mr. Kahn prior to the date hereof pursuant to Section 3(c)(iv) of the Kahn Employment Agreement, and all such 7,783,663 shares of Common Stock represented beneficial ownership of approximately 5.009% of the Common Stock.

(ii)    As of the close of business on February 17, 2017, Mr. Garfinkle may have been deemed to have (i) the sole power to vote and direct the disposition of 8,684,233 shares of Common Stock, consisting of (1) 3,024,608 shares of Common Stock held by Mr. Garfinkle, (2) the 5,563,574 shares of Common Stock issued to Mr. Garfinkle in exchange for warrants held by Mr. Garfinkle as described above in Item 4 and (3) 96,051 shares of Common Stock issuable upon conversion of 5,210 shares of Series B Preferred

[1]	Such convertible note (which was referred to as the $75,000 Note in the Prior Garfinkle 13D) has always been held by the Revocable Trust and not directly by Mr. Garfinkle.

Stock of the Company held by Mr. Garfinkle as described in the Prior Garfinkle 13D and (ii) the shared power to vote and direct the disposition of 628,652 shares of Common Stock, consisting of (I) the 459,449 shares of Common Stock issued to the Revocable Trust in exchange for warrants held by the Revocable Trust as described above in Item 4, (II) 89,858 shares of Common Stock issuable upon conversion of 4,874 shares of Series B Preferred Stock of the Company held by the Revocable Trust as described in the Prior Garfinkle 13D and (III) 79,345 shares of Common Stock issuable upon conversion of a convertible note held by the Revocable Trust that was described in the Prior Garfinkle 13D, and all such 9,312,885 shares of Common Stock represented beneficial ownership of approximately 6.0% of the Common Stock. The foregoing excludes 1,006,711 shares of Common Stock issuable upon exercise of options that were issued to Mr. Garfinkle because such options are not exercisable until they fully vest on May 17, 2017.

(iii)    As of the close of business on February 17, 2017, the Revocable Trust may have been deemed to have the shared power to vote and direct the disposition of 628,652 shares of Common Stock, consisting of (i) the 459,449 shares of Common Stock issued to the Revocable Trust in exchange for warrants held by the Revocable Trust as described above in Item 4, (ii) 89,858 shares of Common Stock issuable upon conversion of 4,874 shares of Series B Preferred Stock of the Company held by the Revocable Trust as described in the Prior Garfinkle 13D and (iii) 79,345 shares of Common Stock issuable upon conversion of a convertible note held by the Revocable Trust that was described in the Prior Garfinkle 13D, and all such 628,652 shares of Common Stock represented beneficial ownership of approximately 0.4% of the Common Stock.

(c)    Except as described in Item 4 above and clause (z) of Item 5(a)(i) above, (i) the Revocable Trust had no transactions in the Common Stock during the 60 days preceding the date of filing of this Statement, (ii) Mr. Kahn had no transactions in the Common Stock since the filing of the Prior Kahn 13D and (iii) Mr. Garfinkle had no transactions in the Common Stock since the filing of the Prior Garfinkle 13D. All of such shares of Common Stock described in Item 4 above and in clause (z) of Item 5(a)(i) above so acquired by the respective Reporting Persons were acquired by each of the respective Reporting Persons directly from the Company.

(d)    Other than the co-trustee of the Revocable Trust and the beneficiaries of the Revocable Trust, in each case, with respect to the Revocable Trust, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that are beneficially owned by the Reporting Persons.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Item 4 is incorporated in this Item 6 by reference.

Except as otherwise described in Items 4 and 6 of this Statement and the Prior 13D Filings, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or among the Reporting Persons or any other person or entity.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 17, 2017, among the Reporting Persons.

Exhibit A	Term Sheet for Proposed Convertible Preferred Financing

Exhibit 10.1	Exchange Agreement*

Exhibit 10.1	Loan Agreement**

Exhibit 10.2	Note**

Exhibit 10.3	Subordination Agreement**

*	Filed as an exhibit to the December 8-K Filing, which was filed by the Company with the SEC on December 14, 2016.
**	Filed as exhibits to the February 8-K Filing, which was filed by the Company with the SEC on February 6, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 17, 2017

/s/ Morris Garfinkle
Morris Garfinkle

/s/ Jonathan Kahn
Jonathan Kahn

Garfinkle Revocable Trust

/s/ Morris Garfinkle
Morris Garfinkle, Co-Trustee

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 17, 2017, among the Reporting Persons.

Exhibit A	Term Sheet for Proposed Convertible Preferred Financing

Exhibit 10.1	Exchange Agreement*

Exhibit 10.1	Loan Agreement**

Exhibit 10.2	Note**

Exhibit 10.3	Subordination Agreement**

*	Filed as an exhibit to the December 8-K Filing, which was filed by the Company with the SEC on December 14, 2016.
**	Filed as exhibits to the February 8-K Filing, which was filed by the Company with the SEC on February 6, 2017.